Filed by Americas Mining Corporation
Filed by Grupo México, S.A.B. de C.V.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Southern Copper Corporation
Commission File No.: 001-14066

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Americas Mining Corporation (AMC) and Southern Copper Corporation (Southern Copper) will file an Information Statement/Prospectus with the Securities and Exchange Commission.  Investors and security holders are urged to read carefully the Information Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the Information Statement/Prospectus (when it is available) and other documents containing information about Southern Copper, without charge, at the SEC's web site at http://www.sec.gov.  Free copies of the Information Statement/Prospectus may be obtained by directing a request to Americas Mining Corporation, 1150 North 7th Avenue, Tucson, AZ 85705, USA, Attention: General Counsel.  Free copies of  Southern Copper Corporation's filings may be obtained by directing a request to Southern Copper Corporation, 11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028, USA, Attention: Investor Relations Department.

FORWARD-LOOKING STATEMENTS

Statements in this release that are "forward-looking statements" are based on currently available information, operating plans and projections about future events and trends.  They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: AMC's ability to enter into definitive agreements with respect to the proposed transaction; the results of a due diligence review of Southern Copper; AMC's ability to achieve the synergies and value creation contemplated by the proposed transaction; AMC's ability to promptly and effectively integrate the businesses of Southern Copper and ASARCO; the costs associated with the proposed transaction; the timing to consummate the proposed transaction; any necessary actions to obtain required regulatory approvals; the ability to obtain existing lender and other required third-party consents; increased costs; metal prices; unfavorable economic conditions; changes in the legal and regulatory environment; and unstable political conditions, civil unrest or other developments. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made.  Neither Grupo México nor AMC undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

*****

The following is a press release issued by Grupo Mexico on July 28, 2010.

Second Quarter 2010 Results

Mexico City, July 28, 2010 - Grupo México, S.A.B. de C.V. (“Grupo México” - BMV: GMEXICOB) reports its results for the second quarter of 2010 (“2Q10”).

Grupo México
Financial Highlights in Dollars1

Investor Contact: Jorge Pulido (52 55) 1103-5320 E-mail: ir@mm.gmexico.com Web Page: www.gmexico.com	•
Consolidated sales for 2Q10 were US$1.896 billion compared to US$1.079 billion for 2Q09, an increase of 76% mainly due to greater production by the Mining Division following the recovery of Asarco and higher metals prices. The Transportation Division reported a relevant increase of 33% in sales over 2Q09.

•
The cost of sales for 2Q10 was US$984 million, increasing 66% compared to 2Q09. This increase is mainly explained by the incorporation of Asarco  (61%), higher fuel and energy prices (8%), and purchase of minerals (5%).

	•	The EBITDA for the quarter totaled US$886 million, which compared to US$449 million in 2Q09, represents a significant increase of 98%. The EBITDA margin for 2Q10 represented 47% of sales.
	•	Net consolidated earnings were US$310 million compared to US$239 million for 2Q09, increasing 30% and represented 16% of sales.
•
The total consolidated debt as of June 30, 2010 amounted to US$4.003 billion, with a cash balance of US$2.634 billion, which represents US$1.369 billion in net debt. During first half 2010 prepayments were made to the AMC loan and the note Asarco issued for the asbestos creditors for a total of US$930 million.

	•	On July 23, 2010, the Board of Directors approved a dividend payment in cash of $0.17 pesos per outstanding share, to be paid in single exhibition starting September 10, 2010.

Financial Highlights for Grupo México

	Second Quarter		Variance		January - June		Variance
(Thousand US Dollars)	2010	2009	US$000%		2010	2009	US$000%
Sales	1,896,347	1,078,657	817,690	75.8	3,829,108	1,929,293	1,899,815	98.5
Cost of Sales	983,615	593,241	390,374	65.8	1,976,744	1,126,072	850,672	75.5
Operating Income	719,260	348,802	370,458	106.2	1,464,743	534,195	930,548	174.2
EBITDA	886,197	448,608	437,589	97.5	1,813,787	735,501	1,078,286	146.6
Margin EBITDA (%)	46.7%	41.6%			47.4%	38.1%
Net Income	309,621	238,601	71,020	29.8	658,859	258,413	400,446	155.0
Margin Profit (%)	16.3%	22.1%			17.2%	13.4%
Investments/Capex	116,256	202,323	(86,066)	(42.5)	206,211	291,689	(85,478)	(29.3)
Employees	22,972	18,536	4,436	23.9	22,972	18,536	4,436	23.9
Number of Shares Outstanding 7,785,000,000 as of  June 30, 2010

__________________________

1 All figures are expressed in US dollars following GAAP accounting principles, unless otherwise stated.

Second Quarter 2010 Results

Highlights

Mining Division

Americas Mining Corporation

•
Combination of Asarco and Southern Copper .- Americas Mining Corporation (AMC), has submitted to the Board of  Directors of Southern Copper Corporation (SCC) a non-binding indication of interest to combine the operations of Southern Copper and Asarco, in which all public stockholders of SCC would receive 1.237 common shares of AMC in exchange for their SCC shares. The exchange ratio implies an equity value of Asarco of approximately US$5.94 billion. AMC would become a U.S. SEC registrant NYSE-listed, Mexico Stock Exchange-listed, and Lima Stock Exchange-listed. If the transactions is completed, AMC would own 100% equity of SCC and 100% of Asarco.

GMexico believes the combination would solidify the combined company as the one with largest copper reserves, and as one of the leading copper producer companies in the world. The transaction would result in a combined operation that would provide all of Southern Copper’s stockholders the opportunity to benefit from: (i) additional estimated reserves of 8.3 million tons of contained copper; (ii) additional production estimated at 200,000 tons of contained copper per year; (iii) expanded geographic production footprints, production flexibility and a larger scale of operations; (iv) benefits from economies of scale; and (v) a stronger capital structure with more financial flexibility with the integration of Asarco and its strong cash flow generation, no debt and environmental liabilities.

GMexico is convinced that a combination of SCC and ASARCO would provide important synergies, including cost reductions in operations, transportation and overhead, and capital expenditure savings, which would benefit all stockholders of the combined entity.

Southern Copper Corporation (SCC)

•
Cananea.- The Board of Directors approved a 5 year $3.8 billion capital investment program in the state of Sonora, Mexico. With this investment, the Company expects to expand annual copper production at Cananea 150% by increasing  from 180,000 tons to 450,000 tons of copper contained The increase of 270,000 tons of copper is the result of a new concentrator with an estimated annual production of 188,000 tons of copper, and a two SX-EW plants with their Quebalix circuit which will have a total copper capacity of 82,000 tons per year. In addition, the Board approved the construction of the first in Cananea, which will produce 2,000 tons per year. This aggressive expansion plan will generate 6,000 jobs during the expansion and operation of this mining unit, as well as an important economic spill-over in benefit of Cananea and the State of Sonora.

The Company will continue to implement its social, educational and cultural programs that it usually conducts in all its mining operations in conjunction with the local communities. These programs were temporarily put on hold due to the union labor disputes.

After the termination of the labor relations by enforcement of the law, the Company has immediately initiated the diagnostics and repair tasks. There are currently more than 3,000 workers, contractors personnel and technicians working directly at the mine. The estimated cost to restore this mining unit is approximately $114 million. The Company estimates to initiate copper production by September of this year and reach its full capacity of 180,000 tons by February of 2011.

2Q10	Page 2

Second Quarter 2010 Results

The following table provides details of the investment by project:

Location	Projects in the State of Sonora	Previous Cu Capacity (Tons)	Additional Cu Production (Tons)	Previous + Additional (Tons)	Investment (US$ Million)
Cananea	Concentrator	125,000	188,000	313,000	$1,200
	SX/EW Plant & Quebalix	55,000	82,000	137,000	$690
	Mine Equipment & Infraestructure	-	-		$150
	Molybdenum Plant	-	2,000 Mo		$30
	Subtotal Cananea	180,000	270,000	450,000	$2,070
Projects related to the expansion of Cananea
Empalme	Copper Smelter	-	350,000 (capacity)		$800
	Copper Refinery	-	330,000 (capacity)		$500
	Total Cananea				$3,370
La Caridad	Pilares	-	40,000	40,000	$195
BC El Arco	SX/EW Plant	-	32,000		$240
	Total		$342,000	$490,000	$3,805

•
Tia Maria Project.- The Tia Maria Project is underway. The technical group conformed by the Peruvian Government, the Company and local communities is partially formed and is scheduled to initiate the review of the Environmental Impact Assessment (“EIA”). The group will evaluate which of the three alternatives for water supply is more plausible. The Company has offered to build a dam with a capacity of approximately forty million cubic meters of water, that currently drains to the Pacific Ocean. The Company would only use seven million cubic meters per year of this dam. The remaining thirty-three million cubic meters would be available for the benefit of the Tambo valley agricultural communities and the Islay population.  The second alternative for water supply is the direct extraction of underground water through wells, and the third alternative is the desalinization of seawater. With the latter two alternatives, the local communities will be deprived of the benefit of the additional thirty-three million cubic meters of water. We expect to receive the resolution during the 4Q10.  In the meantime, we continue with the development of the detailed engineering studies, as well as with the equipment acquisitions. Company anticipates to begin production during 2012. The Tia Maria mining unit will produce through its leaching process 120,000 tons of copper.

Location	Projects in Peru	Previous Cu Capacity (Tons)	Additional Production (Tons)	Previous + Additional (Tons)	Investment (US$ Million)
Toquepala	Mine and Concentrator - Copper	165,000	100,000	265,000	$600
	- Molybdenum	4,200	3,100	7,300
Cuajone	Mine and Concentrator - Copper	190,000	72,000	262,000	$300
	- Molybdenum	5,300	500	5,800
Tia Maria	SX EW Copper		120,000	120,000	$934
Total Peruvian Operations - Copper		355,000	292,000	647,000	$1,834
- Molybdenum		9,500	3,600	13,100

•
Toquepala Expansion.-  During the first semester, the Company has spent a total of $100 million on the Toquepala concentrator expansion. Detailed engineering is in progress. The use of high pressure rinding rolls (HPGR) at the tertiary crushing stage was approved; wet screening instead of dry screening is under evaluation. The EIA for this project is in its final stage and will be presented to the government at the end of August. An explanation of the project was recently presented to the local community.

2Q10	Page 3

Second Quarter 2010 Results

Asarco

•
Cost Reduction.-  Asarco continues to reduce its operating costs (cash cost), lowering its unit cost to US$1.16 per pound of copper in 2Q10 from US$1.57 in 2Q09. This improvement resulted from greater productivity and operating efficiencies, in addition to better byproduct prices.

•
Exploration Program.- During the 2Q10 an aggressive exploration and drilling program began at the Company's mine operations in the US. The initial results confirm the expectation that this program will increase Asarco’s reserves considerably and lead the way to increased mine production through the modernization of its mines and metallurgic plants.

Transportation Division

•
Favorable Ruling on Ferrosur Acquisition.- On May 12, the Federal Court of Justice on Tax and Administrative Matters (TGJFA) resolved as approved the acquisition of Ferrosur by Infraestructura y Transportes México (ITM), subsidiary of GMexico. Related parties expect to be notified shortly.

The final resolution is expected to be released in next months and the Company hopes that the CFC does not submit a revision resource, since it would represent a useless cost of technical and economic resources in a case that has already been solved by the overwhelming vote of eight judges.

•
Ferromex.- the first six months of 2010 posted a historic record both in the number of loaded rail cars transported and net tons/kilometers. Ferromex increased its general freight by 21.8% and containers by 41.1% when compared to the previous year. In terms of net tons/kilometer, freight increased 18.6% over 2009 and 12.1% over the previous record in 2008.

In general rail freight (excluding Intermodal), Ferromex was the railroad with the second largest volume growth in North America during the first six months of 2010, growing 19.7% over same period of 2009. For reference, US railroads grew an average of 9% during the same period (Source: Association of American Railroads).

Sales for the 2Q10 totaled US$309 million, compared to US$232 million in 2Q09, which represents an increase of 33%. Accumulated sales for the 1H10 were US $573 million, compared to US $431 million for the same period 2009, which represents an increase of 33% as well. EBITDA for the 2Q10 was US $105 million that when compared to US $71 million in the 2Q09 represents an increase of 49%. Accumulated EBITDA for the 1H10 was US $197 million, compared to US $126 million for the same period 2009, which represents an increase of 56%.

•
Ferrosur.-  During the first six months of 2010, Ferrosur increased 4.6% its net tons/km and 9.1% its loaded cars compared to the same period in 2009. The energy segment increased loaded cars by 151%, metals increased 47%, and automotive 29% during this period.

Sales for the 2Q10 totaled US$71 million, compared to US$57 million in 2Q09, which represents an increase of 25%. Accumulated sales for the 1H10 were US $134 million, compared to US $107 million for the same period 2009, which represents an increase of 25% as well. EBITDA for the 2Q10 was US $18 million that when compared to US $15 million in the 2Q09 represents an increase of 20%. Accumulated EBITDA for the 1H10 was US $35 million, compared to US $30 million for the same period 2009, which represents an increase of 18%.

2Q10	Page 4

Second Quarter 2010 Results

•
Railroad Capital Expenditures.-  The Railroad Division (including Ferrosur) invested US$31.9 million during the first six months of 2010 to improve infrastructure throughout its routes, to modernize its operating systems for greater safety and to improve its commercial systems. For 2010, the Railroad Division expects to invest a total of US $146 million, mainly in infrastructure renewal and the development of a rail yard at Río Escondido, Coahuila, which will support international car transportation at the Piedras Negras border crossing.

•
Damages from hurricane “Alex”.-  Rail service in northern Mexico was affected by hurricane Alex, which hit on June 30. However, repairs have been made to reopen the lines at the Eagle Pass - Piedras Negras crossing and also at the Torreón and Monterrey lines. Service is partial on the Monterrey - Altamira route while repairs are being completed on the Linares bridge; service is expected to return to normal by the first week of August. We do not expect Ferromex operations to be significantly affected in the third quarter as a result. A total of US$4 million is expected to be invested for the repair of tracks.

*  *  *  *  *

•
New Website for GMexico.- GMexico recently launched its new website with a new design and significantly expanding its informational content for the benefit of investors. The new website includes information on the different business divisions that comprise GMexico and can be found at: www.gmexico.com.mx or www.gmexico.com.

2Q10	Page 5

Second Quarter 2010 Results

Financing

The net financing cost as of June 30, 2010 was US$136.6 million.

Debt Profile

		As of June 30
		2010		2009
(US$000)	Gross Debt	Cash & Banks	Net Debt	Gross Debt	Var. Debt
Grupo Mexico	10,033	53,854	(43,821)	-	-
Americas Mining Corporation	867,770	102,222	765,548	-	-
Southern Copper Corporation	2,765,126	2,144,623	620,503	1,285,112	115.2
Asarco	-	22,495	(22,495)	-	-
Infraestructura y Transportes México (ITM)	-	183,741	(183,741)	-	-
GFM - Ferromex	360,254	126,876	233,378	385,212	(6.5)
Grupo México (Consolidated)	4,003,183	2,633,811	1,369,372	1,670,324	139.7

A prepayment on the US$1.5 billion syndicated loan that AMC secured on December 9, 2009, for the reorganization of Asarco was made during the first half 2010 amounting to US$650 million. Additionally, Asarco prepaid the US$280 million note that was due December 9, 2010. At June 30, 2010 Asarco has no debt outstanding.

On April 16, 2010, SCC issued a US$1.5 billion note on 10 and 30 years. The offering was divided into US$400 million at a rate of 5.375% due 2020 and US$1.1 billion at 6.750% due 2040.

Ferrosur’s debt amounted to US$150.3 million as of June 30, 2010, which represents a net debt of US$64.9 million after deducting cash and cash equivalent balance of US$85.4 million.

2Q10	Page 6

Second Quarter 2010 Results

Mining Division
Americas Mining Corporation

Metals Market

The second quarter was a difficult period for commodities as a result of the general aversion to risk motivated by continued concern for the situation in Europe and the anticipated deceleration of China's growth. Average copper and zinc prices fell 2.7% and 11.5%, respectively, in 2Q10, compared to 1Q10. Meanwhile, molybdenum, gold, and silver posted increases of 2.0%, 7.8%, and 8.5% respectively, in their average prices during this same period.

Despite the correction of the copper prices seen since April and the high volatility maintained up until now, copper inventories have continued to drop, demonstrating a positive balance between the offer and demand for this metal. The withdrawal of speculative capital from copper and other commodities in light of the outlook for a slower global recovery has caused copper prices to operate closer to their fundamental bases, which continue to stand out among the most favorable in the sector.

Molybdenum prices have been less affected by external sentiment and continue to operate within a narrow range around $15 per pound, as the demand for this metal continues to improve gradually in many industry sectors, including increased use in alternative energy sources.

Average Metals Prices

					Var. %	Var.	January - June		Var.
		1Q10	2Q10	2Q09	2Q10-2Q09	2Q10-1Q10	2010	2009	%
Copper	($cts/Pound)	328.00	319.00	211.51	50.8	(2.7)	323.00	184.00	75.5
Molybdenum	($dlls/Pound)	15.78	16.10	9.10	76.9	2.0	15.94	8.93	78.5
Zinc	($cts/Pound)	103.82	91.90	66.83	37.5	(11.5)	97.86	60.00	63.1
Silver	($dlls/Ounce)	16.91	18.35	13.75	33.5	8.5	17.63	13.19	33.7
Gold	($dlls/Ounce)	1,108.90	1,195.68	921.51	29.8	7.8	1,152.29	915.11	25.9
Lead	($cts/Pound)	100.76	88.47	68.00	30.1	(12.2)	94.62	60.25	57.0
Sulfuric Acid	($dlls/Ton)	47.65	58.73	48.24	21.75	23.3	52.76	49.56	6.5
Source: Copper, Zinc & Gold - LME; Silver - COMEX; Molybdenum - Metals Week Dealer Oxide Sulf Acid - AMC

Mining Production and Sales

Copper production in 2Q10 was 166,894 tons, 39.9% higher than that for the same period in 2009. The reincorporation of Asarco contributed with 53,357 tons of the total, while Southern Copper's production decreased by 5,740 tons due to an anticipated lower ore grade primarily at our Peruvian mines.

2Q10	Page 7

Second Quarter 2010 Results

Mining Divison		Second Quarter		Variance		January - December		Variance
		2010	2009	US$000%		2010	2009	US$000%
Copper	(m.t.)
Production		166,894	119,277	47,617	39.9	166,894	119,277	47,617	39.9
Sales		165,099	122,893	42,206	34.3	165,099	122,893	42,206	34.3
Molybdenum*	(m.t.)
Production		5,510	4,389	1,121	25.5	5,510	4,389	1,121	25.5
Sales		5,559	4,411	1,148	26.0	5,559	4,411	1,148	26.0
Zinc*	(m.t.)
Production		25,426	27,644	(2,218)	(8.0)	25,426	27,644	(2,218)	(8.0)
Sales		24,311	25,023	(712)	(2.8)	24,311	25,023	(712)	(2.8)
Silver	(Koz)
Production		3,739	3,362	377	11.2	3,739	3,362	377	11.2
Sales		4,849	4,311	538	12.5	4,849	4,311	538	12.5
Gold*	(Oz)
Production		3,973	3,724	250	6.7	3,973	3,724	250	6.7
Sales		18,567	15,411	3,156	20.5	18,567	15,411	3,156	20.5
*Asarco does not produce this mineral.

Molybdenum production reported a historic high at 5,510 tons in 2Q10, 25.5% above the same 2009 period. This increase is primarily due to better ore grades at Toquepala and improved recovery at Toquepala, La Caridad, and Cuajone.

Sales Distribution

The following chart reflects the cumulative sales share by metal as of June 30, 2010:

Southern Copper Corporation
Financial Highlights

	Second Quarter		Variance		January - June		Variance
(Thousand US Dollars)	2010	2009	US$000%		2010	2009	US$000%
Sales	1,173,240	824,509	348,731	42.3	2,392,645	1,446,507	946,138	65.4
Cost of Sales	522,298	419,476	102,822	24.5	1,021,496	794,931	226,565	28.5
Operating Income	540,423	303,196	237,227	78.2	1,149,194	447,324	701,870	156.9
EBITDA	612,424	380,416	232,008	61.0	1,303,881	606,128	697,753	115.1
Margin EBITDA (%)	52.2%	46.1%			54.5%	41.9%
Net Income	313,387	174,968	138,419	79.1	696,631	253,660	442,971	174.6
Margin Profit (%)	26.7%	21.2%			29.1%	17.5%
Investments/Capex	92,925	142,725	(49,800)	(34.9)	168,288	206,181	(37,892)	(18.4)

SCC sales in 2Q10 amounted to US$1.1732 billion, compared to US$825 million in the same 2009 period. This significant increase is due to higher metal prices and higher molybdenum volumes sold (26.0%), which contributed to maintaining an EBITDA margin level over 50%.

2Q10	Page 8

Second Quarter 2010 Results

Asarco²
Financial Highlights

	Second Quarter		Variance		January - June		Variance
(Thousand US Dollars)	2010	2009	US$000%		2010	2009	US$000%
Sales	395,153	271,206	123,947	45.7	812,756	490,524	322,232	65.7
Cost of Sales	238,136	218,516	19,620	9.0	525,964	383,276	142,688	37.2
Operating Income	109,677	37,713	71,964	190.8	194,094	76,959	117,135	152.2
EBITDA	168,670	48,950	119,720	244.6	357,294	104,039	253,255	243.4
Margin EBITDA (%)	42.7%	18.0%			44.0%	21.2%
Net Income	63,049	(30,279)	93,328	(308.2)	107,185	(37,337)	144,522	(387.1)
Margin Profit (%)	16.0%	-11.2%			13.2%	-7.6%
Investments / Capex	2,465	24,533	(22,068)	(90.0)	6,715	40,323	(33,608)	(83.3)

²The Asarco operation consolidated again with GMexico results as of December 10, 2009. The figures for 2Q09 are provided for comparative purposes only.

Asarco sales in 2Q10 amounted to US$395.1 million, increasing 46% over 2Q09, mainly due to increased copper production and higher metals prices.

The cost of sales during 2Q10 was US$238.1 million, compared to US$218.5 million in 2Q09, however they were 19.3% lower than 1Q10 mainly due to a $17 million adjustment during this quarter in terms of the inventory revaluation performed after December 10, 2009, when Asarco was reincorporated.

The production cost per pound of copper, net of byproducts gains, decreased to US$1.16 per pound in 2Q10 from US$1.57 in 2Q09. This improvement resulted from greater productivity, and operating efficiencies, as well as higher byproduct prices.

EBITDA for 2Q10 reached US$168.7 million, equivalent to 42.7% of sales. EBITDA increased of 244.6% when compared to 2Q09.

As of June 30, 2010 Asarco reports no debt outstanding, as it already prepaid the US$280 million note to the asbestos creditors that was due on December 9, 2010.

Asarco's copper production in 2Q10 was 53,357 tons, an 11.3% increase over 2Q09. This increase is due primarily to better ore grades at the Mission mine and stronger recovery at Ray.

2Q10	Page 9

Second Quarter 2010 Results

Transportation Division

ITM/Ferromex
Financial Highlights

	Second Quarter		Variance		January - June		Variance
(Thousand US Dollars)	2010	2009	US$000%		2010	2009	US$000%
Load Volume (MillionTons/Km)	11,939	10,261	1,678	16.4	22,365	18,852	3,513	18.6
Sales	308,675	231,957	76,718	33.1	573,490	430,543	142,947	33.2
Cost of Sales	195,160	155,181	39,979	25.8	366,805	290,046	76,759	26.5
Operating Income	79,706	47,184	32,522	68.9	139,468	83,455	56,013	67.1
EBITDA	104,873	70,545	34,328	48.7	197,080	126,266	70,814	56.1
Margin EBITDA (%)	34.0%	30.4%			34.4%	29.3%
Net Income	49,552	40,037	9,515	23.8	90,577	59,615	30,962	51.9
Margin Profit (%)	16.1%	17.3%			15.8%	13.8%
Investments / Capex	17,348	38,472	(21,124)	(54.9)	25,708	55,599	(29,891)	(53.8)
Note:  ITM does not consolidate Ferrosur as the resolution from the CFC remains pending

Volume transported during 2Q10 increased 16.4%, transporting 11.939 billion net tons-kilometer, compared to 10.261 billion transported during the same 2009 period. The sectors that experienced the strongest recovery were: siderurgical with 59%, automotive with 39%, intermodal with 36%, agricultural with 35%, and minerals with 12%.

Revenues for the Transportation Division increased 33.1% to US$308.7 million in 2Q10, compared to US$231.9 million in 2Q09. This improvement is explained by the mentioned volume increase as a result of the economic recovery in addition to more favorable rates and improved traffic mix.

The following chart shows revenue contribution by segment, as of June 30, 2010:

The operating cost for 2Q10 was US$195.1 million, 25.8% higher than 2Q09. This increase is due to increased freight volume, a 9.5% increase in the peso price of diesel, salary increases and exchange rate effects, all of which were partially mitigated by better performance by our locomotives.

EBITDA for 2Q10 was US$104.9 million, representing an increase of 48.7% compared to 2Q09.

2Q10	Page 10

Second Quarter 2010 Results

Ferrosur
Financial Highlights

	Second Quarter		Variance		January - June		Variance
(Thousand US Dollars)	2010	2009	US$000%		2010	2009	US$000%
Load Volume (MilionTons/Km)	1,845	1,769	1,678	4.3	3,565	3,408	157	4.6
Sales	70,636	56,711	13,925	24.6	134,178	107,145	27,033	25.2
Cost of Sales	49,118	40,012	9,106	22.8	93,116	74,832	18,284	24.4
Operating Income	12,493	8,947	3,546	39.6	23,567	17,341	6,226	35.9
EBITDA	17,999	14,962	3,037	20.3	35,322	29,864	5,458	18.3
Margin EBITDA (%)	25.5%	26.4%			26.3%	27.9%
Net Income	7,912	6,809	1,103	16.2	12,710	11,713	997	8.5
Investments / Capex	5,285	4,947	338	6.8	6,255	6,110	146	2.4

Ferrosur’s sales in 2Q10 were US$70.6 million, 24.6% higher than 2Q09. This gain was driven by a 4.3% increase in the net tons-kilometer transported, which increased to 1.845 billion in 2Q10 from 1.769 billion in 1Q09.

EBITDA for Ferrosur for 2Q10 of US$18.0 million was 20.3% higher than in the same 2009 period, representing a margin of 25.5%.

The following chart shows revenue contribution by segment, as of June 30, 2010:

The average exchange rate in 2Q10 was $12.56 compared to $13.35 for the same period in 2009, which had a negative impact in the cost of sales because of the more costly peso expenditures.

*  *  *  *  *

2Q10	Page 11

Second Quarter 2010 Results

Company Profile

Grupo México (“GMéxico”) is a holding company whose main activities are: (i) mining, being one of the world's largest integrated copper producers; (ii) railroad service with the most extensive network in Mexico; and (iii) drilling, engineering, procurement, and construction services. These lines of business are grouped under the following subsidiaries:

The mining division of GMéxico is represented by its subsidiary Americas Mining Corporation (“AMC”), whose principal subsidiaries are Southern Copper Corporation (“SCC”) in Mexico and Peru, and Asarco in the United States. The sum of both companies holds the world's largest copper reserves. SCC trades on the New York and Peru exchanges, while its stockholders, directly or through subsidiaries, are: Grupo México (80%) and other stockholders (20%). The company has mines, metallurgic plants, and exploration projects in Peru, Mexico, and Chile. Asarco, our fully owned US subsidiary, was reincorporated into GMéxico on December 9, 2009. Asarco has 3 mines and 1 smelting plant in Arizona and 1 refinery in Texas.

The transportation division of GMéxico is represented by its subsidiary Infraestructura y Transportes México, S.A. de C.V. (“ITM”), whose principal subsidiaries are (i) Grupo Ferroviario Mexicano, S.A. de C.V. (“GFM”), (ii) Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”), (iii) Intermodal México, S.A. de C.V., and (iv) Texas Pacifico, LP, Inc.  Ferromex is the largest railroad company with the most extensive coverage in Mexico. Ferromex has a network of 8,111 kilometers of track that cover approximately 71% of Mexico. Ferromex’s lines connect to five border points with the United States, four ports on the Pacific Coast and two on the Gulf of Mexico. Ferromex is controlled by Grupo México, holding 55.5%, with the remaining participation split between Union Pacific(26%) and Grupo Carso-Sinca Inbursa (18.5%). On November 24, 2005, Grupo México incorporated Ferrosur through Infraestructura y Transportes Ferroviarios, S.A. de C.V. (“ITF”); this acquisition is reported in the financial statements under the participation method. Ferrosur has a track network of 1,813 kilometers covering the central and southeastern part of the country, serving principally the states of Tlaxcala, Puebla, Veracruz, and Oaxaca, and has access to the ports of Veracruz and Coatzacoalcos on the Gulf of Mexico. Ferrosur is controlled by Grupo México, holding 74.99%, with Grupo Carso-Sinca Inbursa holding the remaining 25.01%.

The infrastructure and construction division of GMéxico is represented by its subsidiaries (i) México Proyectos y Desarrollos, S.A. de C.V. (“MPD”), (ii) México Constructora Industrial, SA de C.V. (“MCI”), (iii) México Compañía Constructora, S.A. de C.V. (“MCC”), (iv) Servicios de Ingeniería Consutec, S.A. de C.V., and (v) Compañía Perforadora México, S.A. de C.V. (“PEMSA”). MPD, PEMSA, MCI, and MCC are wholly owned by GMéxico. MPD, MCI and MCC are active in engineering, procurement, and infrastructure works construction projects. PEMSA offers oil and water drilling services and related value added services such as cementation engineering and directional or slated drilling. Consutec engages in integral project engineering activities.

_______________________________
This report includes forward-looking statements. In addition to the risk and uncertainties noted in the report, there are certain factors that could cause results to differ materially from those anticipated by some of the statements made. Many of these risks and uncertainties are related to factors beyond the reasonable control of Grupo México or that cannot be accurately estimated, such as future market conditions, metals prices, the behavior of other market stakeholders and the actions of government regulators, which are described in detail in the Company's annual report. Grupo Mexico does not assume any obligation whatsoever regarding the publication of a review to these projections to reflect events or circumstances occurring after the date of this report

2Q10	Page 12

Second Quarter 2010 Results

GRUPO MÉXICO (GM)
CONSOLIDATED FINANCIAL STATEMENTS (US GAAP)
(Thousands of US Dollars)	Quarters			Accumulated
STATEMENT OF EARNINGS	Q2-10	Q2-09	Variance	2010	2009	Variance
Net Sales	1,896,347	1,078,657	817,690	3,829,108	1,929,293	(1,202,624)
Cost of Sales	983,615	593,241	390,373	1,976,744	1,126,072	(413,550)
Gross Profit	912,733	485,416	427,317	1,852,364	803,221	(789,074)
Gross Margin	48%	45%		48%	42%
Administrative expenses	48,371	37,047	11,324	97,360	72,418	(40,149)
EBITDA	886,197	448,608	437,589	1,813,787	735,501	(778,181)
Depreciation and Amortization	145,102	99,567	45,535	290,260	196,608	(3,255)
Operating Income	719,260	348,802	370,458	1,464,743	534,195	(745,670)
Operating Margin	38%	32%		38%	28%
Interest expense	79,515	6,643	72,872	142,027	53,423	(31,912)
Interest capitalized	–	3,368	(3,368)	–	5,443	4,620
Interest income	34,665	(37,872)	72,537	(5,385)	(53,222)	27,171
Financial Coverage	1,438	(7,352)	8,790	2,263	4,827)	(81,590)
Other expense, net	(7,740)	(38,076)	30,337	20,281	(15,234)	(90,918)
Earnings before Tax	611,381	422,091	189,290	1,305,558	548,612	(573,041)
Taxes	213,381	132,789	80,592	456,275	213,908	(228,865)
Participation of partner	(9,151)	(8,032)	(1,120)	(14,323)	(13,429)	(169,582)
Non controlling interest in consolidated subsidiaries.	97,529	58,733	38,797	204,747	89,720	14,369
Net Earnings	309,621	238,601	71,021	658,859	258,413	(188,963)

BALANCE SHEET
Cash and cash equivalents	2,633,811	1,287,758	1,346,053	2,633,811	1,287,758	1,346,053
Marketable securities	50,146	40,732	9,414	50,146	40,732	9,414
Restricted Cash	171,346	–	171,346	171,346	–	171,346
Notes and Accounts receivable	682,699	467,752	214,946	682,699	467,752	214,946
Inventories	804,524	490,884	313,640	804,524	490,884	313,640
Prepaid and others current assets	331,522	218,716	112,807	331,522	218,716	112,807
Total Current Assets	4,674,048	2,505,843	2,168,206	4,674,048	2,505,843	2,168,206
Property, net	6,648,072	5,001,103	1,646,970	6,648,072	5,001,103	1,646,970
Leachable material, net	186,160	131,778	54,381	186,160	131,778	54,381
Other Long term Assets	2,110,683	933,079	1,177,604	2,110,683	933,079	1,177,604
Total Assets	13,618,964	8,571,803	5,047,161	13,618,964	8,571,803	5,047,161
Current portion of long-term debt	207,908	45,953	161,954	207,908	45,953	161,954
Accumulated Liabilities	1,160,263	742,714	417,550	1,160,263	742,714	417,550
Current Liabilities	1,368,171	788,667	579,504	1,368,171	788,667	579,504
Long-term Debt	3,795,275	1,624,815	2,170,459	3,795,275	1,624,815	2,170,459
Other non-current Liabilities	1,551,029	318,047	1,232,982	1,551,029	318,047	1,232,982
Total Liabilities	6,714,475	2,731,529	3,982,946	6,714,475	2,731,529	3,982,946
Stockholders Equity	2,000,446	2,000,446	–	2,000,446	2,000,446	–
Other equity accounts	(345,032)	(262,948)	(82,084)	(345,032)	(262,948)	(82,084)
Retaining Earnings	3,820,238	2,858,765	961,474	3,820,238	2,858,765	961,474
Total Stockholders' equity	5,475,652	4,596,263	879,390	5,475,652	4,596,263	879,390
Non controlling Interest.	1,428,837	1,244,011	184,825	1,428,837	1,244,011	184,825
Total Liabilities and Stockholders' Equity	13,618,964	8,571,803	5,047,161	12,618,964	8,571,803	5,047,161

CASH FLOW
Net Income	309,621	238,601	71,020	658,859	258,413	400,446
Depreciation and Amortization	145,102	99,567	45,535	290,260	196,608	93,652
Deferred Income Taxes	(44,428)	60,930	(105,358)	(55,923)	55,762	(111,685)
Capitalized leachable material	(25,288)	–	(25,288)	(44,645)	–	(44,645)
Non controlling interest.	97,530	58,735	38,795	204,747	89,720	115,027
Operating assets and liabilities	452,146	36,597	415,549	670,237	(495,481)	1,165,718
Other Net	(6,011)	(3,408)	(2,603)	(894)	(5,978)	5,084
Net cash provided by operating activities	928,672	491,022	437,650	1,722,641	99,044	1,623,597
Add property & equipment	(116,256)	(202,323)	86,067	(206,211)	(291,689)	85,478
Operating cash flow	812,416	288,699	523,717	1,516,430	(192,645)	1,709,075
Debt incurred	1,499,799	71	1,499,728	1,499,874	140	1,499,734
Debt amortization	(445,129)	(26,281)	(418,848)	(952,641)	(37,111)	(915,530)
Purchase of marketable securities	(30,066)	17,091	(47,157)	147,858	131,670	16,188
Dividends paid	(191,435)	(80,846)	(110,589)	(396,331)	(156,835)	(239,496)
Other Net	–	(10)	10	–	(71,566)	71,566
Investment in ASARCO	–	–	–	–	–	–
Capital Reimbursement	(293,156)	(320,494)	27,338	(377,787)	(158,873)	(218,914)
Net cash used in financing activities	540,013	(410,469)	950,482	(79,027)	(292,575)	213,548
Effect of exchange rate changes on cash	(8,550)	5,866	(14,416)	9,439	(12,435)	21,874
Increase in cash & cash equivalent	1,343,879	(115,904)	1,459,783	1,446,842	(497,655)	1,944,497
Cash & cash equivalents at begin yr.	1,461,278	1,403,662	57,616	1,358,315	1,785,413	(427,098)
Cash & cash equivalents at yr. end	2,805,157	1,287,758	1,517,399	2,805,157	1,287,758	1,517,399

2Q10	Page 13

Second Quarter 2010 Results

SOUTHERN COPPER CORPORATION & SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS (US GAAP)
(Thousands of US Dollars)	Quarters			Accumulated
STATEMENT OF EARNINGS	Q2-10	Q2-09	Variance	2010	2009	Variance
Net Sales	1,173,240	824,508	348,732	2,392,645	1,446,507	946,138
Cost of Sales	522,299	419,476	102,823	1,021,497	794,931	226,566
Exploration	10,065	5,021	5,044	18,530	10,423	8,107
Gross Profit	640,876	400,012	240,865	1,352,618	641,153	711,465
Gross Margin	55%	49%		57%	44%
Administrative expenses	21,964	18,101	3,863	43,682	36,893	6,789
EBITDA	612,424	380,416	232,008	1,303,880	606,129	697,752
Depreciation and Amortization	78,490	78,715	(225)	159,743	156,936	2,806
Operating Income	540,422	303,195	237,227	1,149,193	447,324	701,870
Operating Margin	46%	37%		48%	31%
Interest expense	45,050	18,574	26,476	68,838	38,389	30,449
Interest capitalized	–	3,368	(3,368)	–	5,443	(5,443)
Interest income	(1,329)	(899)	(430)	(3,380)	(5,173)	1,793
Financial Coverage	–	(6,785)	6,785	–	(4,181)	4,181
Other expense (income), net	6,489	1,495	4,994	5,056	(1,868)	6,924
Earnings before Tax	490,212	287,443	202,769	1,078,679	414,714	663,966
Taxes	174,902	111,414	63,488	378,142	159,438	218,704
Non controlling interest in consolidated subsidiaries.	1,924	1,061	863	3,907	1,615	2,291
Net Earnings	313,386	174,968	138,418	696,631	253,660	442,970

BALANCE SHEET
Cash and cash equivalents	2,144,623	235,540	1,909,083	2,144,623	235,540	1,909,083
Marketable securities	–	–	–	–	–	–
Notes and Accounts receivable	386,167	315,408	70,759	386,167	315,408	70,759
Inventories	446,670	456,529	(9,859)	446,670	456,529	(9,859)
Prepaid and others current assets	144,593	195,192	(50,600)	144,593	195,192	(50,600)
Total Current Assets	3,122,053	1,202,671	1,919,383	3,122,053	1,202,671	1,919,383
Property, net	4,011,329	3,876,384	134,945	4,011,329	3,876,384	134,945
Leachable material, net	86,291	131,778	(45,488)	86,291	131,778	(45,488)
Other Long term Assets	229,810	230,918	(1,108)	229,810	230,918	(1,108)
Total Assets	7,449,483	5,441,751	2,007,732	7,449,483	5,441,751	2,007,732
Current portion of long-term debt	10,000	10,000	–	10,000	10,000	–
Accumulated Liabilities	539,670	403,579	136,091	539,670	403,579	136,091
Current Liabilities	549,670	413,579	136,091	549,670	413,579	136,091
Long-term Debt	2,755,126	1,275,112	1,480,014	2,755,126	1,275,112	1,480,014
Other non-current Liabilities	300,526	310,804	(10,278)	300,526	310,804	(10,278)
Total Liabilities	3,605,322	1,999,495	1,605,827	3,605,322	1,999,495	1,605,827
Stockholders Equity	8,846	8,846	–	8,846	8,846	–
Other equity accounts	410,978	409,112	1,866	410,978	409,112	1,866
Retaining Earnings	3,405,502	3,008,950	396,552	3,405,502	3,008,950	396,552
Total Stockholders' equity	3,825,326	3,426,908	398,418	3,825,326	3,426,908	398,418
Non controlling interest.	18,835	15,348	3,487	18,835	15,348	3,487
Total Liabilities and Stockholders' Equity	7,449,483	5,441,751	2,007,732	7,449,483	5,441,751	2,007,732

CASH FLOW
Net Income	313,386	174,968	138,418	696,631	253,660	442,970
Depreciation and Amortization	78,490	78,715	(225)	159,743	156,936	2,807
Deferred Income Taxes	(19,871)	43,445	(63,316)	(13,796)	65,462	(79,258)
Capitalized leachable material	–	–	–	–	–	–
Non controlling interest.	1,924	1,061	863	3,907	1,615	2,292
Operating assets and liabilities	147,574	(192,358)	339,931	(21,767)	(571,333)	549,566
Other Net	(1,901)	4,080	(5,982)	2,122	9,766	(7,644)
Net cash provide by operating activities	519,601	109,912	409,689	826,839	(83,894)	910,733
Add property & equipment	(92,925)	(142,725)	49,799	(168,288)	(206,181)	37,893
Operating cash flow	426,676	(32,813)	459,489	658,551	(290,075)	948,626
Debt incurred	1,489,799	70	1,489,729	1,489,874	140	1,489,734
Debt amortization	(5,000)	(5,000)	–	(5,000)	(5,000)	–
Dividends paid	(384,322)	(38,440)	(345,882)	(750,969)	(137,806)	(613,163)
Purchase of marketable securities	–	–	–	–	–	–
Purchase of share SCC	–	–	–	–	(71,566)	71,566
Other	(29,806)	20,938	(50,743)	(21,610)	33,055	(54,665)
Net cash used in financing activities	1,070,671	(22,432)	1,093,104	712,295	(181,177)	893,472
Effect of exchange rate changes on cash	(4,687)	(490)	(4,197)	1,471	(9,948)	11,419
Net increase (decrease) cash & cash eq.	1,492,660	(55,735)	1,548,395	1,372,317	(481,200)	1,853,517
Cash & cash equivalents at begin yr.	651,964	291,275	360,688	772,306	716,740	55,566
Cash & cash equivalents at yr. end	2,144,623	235,540	1,909,084	2,144,623	235,540	1,909,084

2Q10	Page 14

Second Quarter 2010 Results

ASARCO LLC
CONSOLIDATED FINANCIAL STATEMENTS (US GAAP)
(Thousands of US Dollars)	Quarters			Accumulated
STATEMENT OF EARNINGS	Q2-10	Q2-09	Variance	2010	2009	Variance
Net Sales	395,153	271,206	123,947	812,756	490,524	322,232
Cost of Sales	238,137	218,516	19,621	525,964	383,276	142,688
Gross Profit	157,016	52,690	104,326	286,792	107,248	179,688
Gross Margin	40%	19%		35%	22%
Administrative expenses	5,111	4,487	624	10,184	8,286	1,897
EBITDA	168,668	48,950	119,718	357,294	104,039	253,256
Depreciation and Amortization	42,229	10,490	31,739	82,515	22,003	60,512
Operating Income	109,676	37,713	71,963	194,094	76,959	117,135
Operating Margin	28%	14%		24%	16%
Interest expense	636	36,688	(38,052)	4,264	77,496	(73,232)
Interest income	(1,093)	(1,346)	253	(1,381)	(2,761)	1,380
Financial Coverage	(1,863)	27,962	(29,825)	466	39,767	(39,301)
Other expense, net	632	(747)	1,379	175	(5,077)	5,252
Earnings before Tax	111,364	(26,844)	138,208	190,570	(32,466)	223,035
Taxes	41,583	–	41,583	71,120	–	71,120
Non controlling interest in consolidated subsidiaries.	6,734	3,435	3,299	12,265	4,871	7,394
Net Earnings	63,047	(30,279)	93,326	107,185	(37,337)	144,522

BALANCE SHEET
Cash and cash equivalents	22,495	1,289,746	(1,267,250)	22,495	1,289,746	(1,267,250)
Restricted Cash	171,346	23,331	148,014	171,346	23,331	148,014
Notes and Accounts receivable	101,479	77,431	24,048	101,479	77,431	24,048
Inventories	318,068	270,923	47,145	318,068	270,923	47,145
Prepaid and others Current assets	329,886	54,944	274,943	329,886	54,944	274,943
Total Current Assets	943,275	1,716,375	(773,100)	943,275	1,716,375	(773,100)
Property, net	1,439,939	572,727	867,212	1,439,939	572,727	867,212
Leachable material, net	99,869	–	99,869	99,869	–	99,869
Other Long term Assets	1,556,898	58,566	1,498,332	1,556,899	58,566	1,498,332
Total Assets	4,039,981	2,347,668	1,692,313	4,039,981	2,347,668	1,692,313
Long-term Debt	–	–	–	–	–	–
Other non-current Liabilities	217,012	304,036	(87,024)	217,012	304,036	(87,024)
Environmental remediation obligations-current	8,130	1,661,877	(1,653,747)	8,130	1,661,877	(1,653,747)
Current Liabilities	225,142	1,965,913	(1,740,771)	225,142	1,965,913	(1,740,771)
Long Term Debt	–	447,751	(447,751)	–	447,751	(447,751)
Other Long Term Liabilities	1,257,516	643,652	613,864	1,257,516	643,652	613,864
Liabilities subject to compromise	–	1,696,195	(1,696,195)	–	1,696,195	(1,696,195)
Total Liabilities	1,482,658	4,753,511	(3,270,853)	1,482,658	4,753,511	(3,270,853)
Stockholders Equity	2,352,524	613,422	1,739,102	2,352,524	613,422	1,739,102
Other equity accounts	11,292	(383,816)	395,108	11,292	(383,816)	395,108
Retained Earnings	113,136	(2,651,571)	2,764,707	113,136	(2,651,571)	2,764,707
Total Stockholders equity	2,476,952	(2,421,965)	4,898,917	2,476,952	(2,421,965)	4,898,917
Non controlling interest	80,372	16,123	64,249	80,372	16,123	64,249
Total Liabilities and Stockholders' Equity	4,039,981	2,347,668	1,692,313	4,039,981	2,347,668	1,692,313

Cash Flow
Net Income	63,047	(30,278)	93,325	107,184	(37,337)	144,521
Depreciation and Amortization	42,229	3,106	39,123	82,249	22,718	58,531
Deferred Income Taxes	–	–	–	–	–	–
Capitalized leachable material	(23,594)	–	(23,594)	(44,645)	–	(44,645)
Non controlling interest	6,734	3,435	3,299	12,265	4,871	7,394
Operating assets and liabilities	180,141	30,833	149,308	168,279	26,683	– 141,595
Others Net	4,575	–	4,575	4,575	–	4,575
Net cash provided by operating activities	273,132	7,096	266,036	329,907	16,935	312,971
Add property & equipment	(2,465)	(24,533)	22,068	(6,715)	(40,323)	33,609
Operating cash flow	270,667	(17,437)	288,104	323,192	(23,388)	346,580
Debt incurred	–	–	–	–	–	–
Debt amortization	(80,069)	(254)	(79,815)	(280,271)	(1,120)	(279,151)
Dividends paid	(6,000)	(2,500)	(3,500)	(10,250)	(2,500)	(7,750)
Investment from AMC	–	–	–	–	–	–
Purchase of share SCC	–	–	–	–	–	–
Current investments	(226)	61	(287)	(298)	(389)	91
Others Net	(196,042)	(1,354)	(194,688)	(125,781)	(3,978)	(121,803)
Net cash used in financing activities	(282,337)	(4,047)	(278,290)	(416,599)	(7,987)	(408,613)
Effect of exchange rate changes on cash	–	–	–	–	–	–
Net increase (decrease) cash & cash eq.	(11,670)	(21,484)	9,814	(93,407)	(31,374)	(62,033)
Cash & cash equivalents at begin yr.	34,167	1,311,232	(1,277,065)	115,905	1,321,121	(1,205,217)
Cash & cash equivalents at yr. end	22,497	1,289,748	(1,267,251)	22,497	1,289,748	(1,267,251)

2Q10	Page 15

Second Quarter 2010 Results

INFRAESTRUCTURA Y TRANSPORTES MEXICO SA DE CV Y SUBSIDIARIAS
CONSOLIDATED FINANCIAL STATEMENTS (US GAAP)
(Thousands of US Dollars)	Quarters			Accumulated
STATEMENT OF EARNINGS	Q2-10	Q2-09	Variance	2010	2009	Variance
Net Sales	308,675	231,957	76,718	573,490	430,543	142,947
Cost of Sales	195,160	155,181	39,979	366,805	290,046	76,759
Gross Profit	113,515	76,776	36,739	206,685	140,497	66,188
Gross Margin	37%	33%		36%	33%
Administrative expenses	12,332	10,572	1,760	25,371	20,951	4,420
EBITDA	104,873	70,545	34,328	197,080	126,266	70,814
Depreciation and Amortization	21,447	19,020	2,457	41,846	36,091	5,755
Operating Income	79,706	47,184	32,522	139,468	83,455	56,013
Operating Margin	26%	20%		24%	19%
Interest expense	7,398	5,285	2,113	13,619	12,107	1,512
Interest income	(3,049)	(1,880)	(1,169)	(5,561)	(4,139)	(1,422;
Other expense, net	(3,542)	(15,146)	11,604	(18,561)	(9,042)	(9,519;
Earnings before Tax	78,899	58,925	19,974	149,971	84,529	65,442
Taxes	24,708	15,907	8,801	47,162	22,792	24,370

Noncontrolling Interest	13,786	11,003	2,783	26,555	15,544	11,011
Profit before Extraordinary loss	40,405	32,015	8,390	76,254	46,193	30,061
Participation in Subsidiary not consolidated and Associated	(9,147)	(8,022)	(1,125)	(14,323)	(13,422)	(901)
Net Earnings	49,552	40,037	9,515	90,577	59,615	30,962

BALANCE SHEET
Cash and cash equivalents	310,617	141,631	168,986	310,617	141,631	168,986
Notes and Accounts receivable	144,476	132,789	11,687	144,476	132,789	11,687
Inventories	25,922	25,516	406	25,922	25,516	406
Prepaid and others Current assets	49,362	60,006	(10,644)	49,362	60,006	(10,644)
Total Current Assets	530,377	359,942	170,435	530,377	359,942	170,435
Property, Plant and Equipment Net	1,093,272	1,047,808	45,464	1,093,272	1,047,808	45,464
Other Long term Assets	401,043	362,270	38,773	401,043	362,270	38,773
Total Assets	2,024,692	1,770,020	254,672	2,024,692	1,770,020	254,672
Liabilities and Investments
Current portion of long-term debt	32,535	35,953	(3,418)	32,535	35,953	(3,418)
Accumulated Liabilities	178,119	126,845	51,274	178,119	126,845	51,274
Current Liabilities	210,654	162,798	47,856	210,654	162,798	47,856
Long Term Debt	327,719	349,259	(21,540)	327,719	349,259	(21,540)
Other non-current Liabilities	(32,522)	(16,081)	(16,441)	(32,522)	(16,081)	(16,441)
Other Liabilities	5,084	3,832	1,252	5,084	3,832	1,252
Total Liabilities	510,935	499,808	11,127	510,935	499,808	11,127
Stockholders Equity	379,240	379,240	-	379,240	379,240	-
Other equity accounts	(217,010)	(274,162)	57,152	(217,010)	(274,162)	57,152
Retained Earnings	1,104,037	951,968	152,069	1,104,037	951,968	152,069
Total Stockholders equity	1,266,267	1,057,046	209,221	1,266,267	1,057,046	209,221
Non controlling interest	247,490	213,166	34,324	247,490	213,166	34,324
Total Liabilities and Stockholders' Equity	2,024,692	1,770,020	254,672	2,024,692	1,770,020	254,672

Cash Flow
Net Income	49,552	40,037	9,515	90,577	59,615	30,962
Depreciation and Amortization	21,477	19,020	2,457	41,846	36,091	5,755
Deferred Income Taxes	(1,299)	(1,236)	(63)	(13,841)	(8,941)	(4,900)
Participation in Subsidiary not consolidated and associated	(9,147)	(8,022)	(1,125)	(14,323)	(13,422)	(901)
Operating assets and liabilities	(6,034)	2,449	(8,483)	(13,838)	(8,800)	(5,038)
Other Net	15,135	1,688	13,447	25,704	15,150	10,554
Net cash provided by operating activities	69,684	53,936	15,748	116,125	79,693	36,432
Add property & equipment	(17,348)	(38,472)	21,124	(25,708)	(55,599)	29,891
Purchase shares	16,893	(328)	17,221		(4,171)	4,171
Other	1,723	-	1,723	1,723		1,723
Operating cash flow	70,952	15,136	55,816	92,140	19,923	72,217
Debt incurred	-	-	-		_	-
Debt amortization	(8,969)	(8,781)	(188)	(16,273)	(19,611)	3,338
Dividends paid	-	-	-	(26,000)		(26,000)
Other	-	-	-	-	-	-
Net cash used in financing activities	(8,969)	(8,781)	(188)	(42,273)	(19,611)	(22,662)
Effect of exchange rate changes on cash	(2,744)	11,422	(14,166)	8,129	2,578	5,551
Net increase (decrease) cash & cash eq.	59,239	17,777	41,462	57,996	2,890	55,106
Cash & cash equivalents at begin yr.	251,378	123,854	127,524	252,621	138,741	113,880
Cash & cash equivalents at yr. end	310,617	141,631	168,986	310,617	141,631	168,986

2Q10	Page 16